UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

SEC FILE NUMBER
0-18676

NOTIFICATION OF LATE FILING

CUSIP NUMBER
202217105

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended:               MARCH 31, 2004

             [  ] Transition Report on Form 10-K

             [  ] Transition Report on Form 20-F

             [  ] Transition Report on Form 11-K

             [  ] Transition Report on Form 10-Q

             [  ] Transition Report on Form N-SAR

             For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COMMERCIAL NATIONAL FINANCIAL CORPORATION

(Full Name of Registrant)

NOT APPLICABLE

(Former Name if Applicable)

900 Ligonier Street

(Address of Principal Executive Office (Street and Number))

Latrobe, PA  15650

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

X	(b) The subject annual report, semi annual report, transition report on Form 10-K,
Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Corporation is unable, without unreasonable effort or expense, to complete and file its quarterly report on Form 10-Q for the quarter ended March 31, 2004 within the prescribed time period because it requires additional time to evaluate and address a potential adjustment to its financial statements for the year-ended December 31, 2003. The potential adjustment relates to an impairment of the Corporation’s investment in its insurance agency subsidiary based on information that was obtained in May 2004.  The Corporation, with the advice of its independent auditors, is evaluating whether the impairment should be reflected in the Corporation’s 2003 financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gregg E. Hunter	(724)	537-9912
(Name)	(Area Code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the quarter ended March 31, 2004 will show a decrease in net income of $91,000, or 8.0%, from the same period in 2003.  This decrease is principally the result of a decline of $327,000 in net interest income and an increase of $577,000 in operating expenses (including a $233,000 executive severance expense), offset by gains of $795,000 on the sale of investment securities.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: May 17, 2004	By: /s/ Gregg E. Hunter
Gregg E. Hunter
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).